SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                --------------

                                 SCHEDULE 13D
                  Under the Securities Exchange Act of 1934
                              (Amendment No. 2)

                              Clary Corporation
                              -----------------
                               (Name of Issuer)

                         Common Stock $1.00 Par Value
                         ----------------------------
                        (Title of Class of Securities)

                                  182720102
                                  ---------
                                (CUSIP Number)

                                John G. Clary
                    President and Chairman of the Board of
                            Addmaster Corporation
                           225 E. Huntington Drive
                          Monrovia, California 91016
                                (626) 358-2395
                        ------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                April 8, 2002
                                -------------
           (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

Note. Schedules filed in paper format shall included a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following pages)

                             (Page 1 of 5 Pages)

-------------------------                        ------------------------------
CUSIP No. 182720102                    13 D           Page 2 of 5 Pages
-------------------------                        ------------------------------
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1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

            Addmaster Corporation            IRS #95-223-9410
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [  ]
                                                                     (b) [  ]

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3     SEC USE ONLY

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4     SOURCE OF FUNDS

      WC
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) OR 2(e)      [  ]


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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      California
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      NUMBER OF       7   SOLE VOTING POWER
                                1,014,758
       SHARES
                      ---------------------------------------------------------
                      8   SHARED VOTING POWER
    BENEFICIALLY                0

                      ---------------------------------------------------------
      OWNED BY        9   SOLE DISPOSITIVE POWER
                                1,014,758
        EACH

  REPORTING PERSON
                      ---------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER
        WITH                    0

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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,014,758

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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            35.6%

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14    TYPE OF REPORTING PERSON
            CO
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


                       AMENDMENT NO. 2 TO SCHEDULE 13D

      Reference is made to the Schedule 13D originally filed on November 7, 1995, as amended by Amendment No. 1 thereto filed on March 15, 2002, by Addmaster Corporation, a California corporation (the "Reporting Person"), with respect to the Common Stock, $1.00 par value per share (the "Common Stock"), of Clary Corporation, a California corporation (the "Company").

Item 5.   Interest in Securities of the Issuer

          Item 5 is hereby amended and restated in its entirety to read as follows:

(a)       Aggregate Number and Percentage of Class

     (1) Addmaster Corporation beneficially owns of 1,014,758 shares of Common Stock, consisting of 574,758 shares of Common Stock and rights to acquire 440,000 shares of Common Stock issuable on conversion of 55,000 shares of the Company's Class "B" Preferred Stock, representing 35.6% total beneficial ownership of the class.

     (2) John G. Clary beneficially owns of 493,338 shares* of Common Stock, consisting of 486,713 shares of Common Stock and rights to acquire 6,625 shares of Common Stock, representing 20.4% total beneficial ownership of the class.

          *Includes rights to acquire shares and shares owned by John G. Clary, his spouse, Barbara P. Clary, and trusts controlled by John G. Clary.

     (3) John P. Clary beneficially owns of 144,638 shares of Common Stock, representing 6.0% total beneficial ownership of the class.

     (4) Hugh L. Clary beneficially owns of 89,802 shares of Common Stock, representing 3.7% total beneficial ownership of the class.

(b)  Sole and Shared Power to Vote and Dispose

     (1)  Addmaster Corporation
          1,014,758 shares beneficially owned with sole power to vote
          0         shares beneficially owned with shared power to vote
          1,014,758 shares beneficially owned with sole power to dispose
          0         shares beneficially owned with shared power to dispose

     (2)  John G. Clary
          493,338   shares beneficially owned with sole power to vote
          0         shares beneficially owned with shared power to vote
          493,338   shares beneficially owned with sole power to dispose
          0         shares beneficially owned with shared power to dispose

     (3)  John P. Clary
          144,638   shares beneficially owned with sole power to vote
          0         shares beneficially owned with shared power to vote
          144,638   shares beneficially owned with sole power to dispose
          0         shares beneficially owned with shared power to dispose

     (4)  Hugh L. Clary
          89,802    shares beneficially owned with sole power to vote
          0         shares beneficially owned with shared power to vote
          89,802    shares beneficially owned with sole power to dispose
          0         shares beneficially owned with shared power to dispose

(c) Transactions in the class of securities reported on that were effected during the past 60 days or since the most recent filing on Schedule 13D

           On April 8, the Reporting Person converted all outstanding 9 1/2% Convertible Subordinated Debentures into Common Stock. Through such conversion, the Reporting Person acquired 400,000 shares of Common Stock.

                                  SIGNATURES

      After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 26, 2002

                                    ADDMASTER CORPORATION



                                    By: /s/ John G. Clary
                                        -----------------------------
                                        John G. Clary
                                        President


Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).